PricewaterhouseCoopers LLP
Chartered Accountants
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250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
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Independent Auditors Report on Supplementary Note

To the Directors of NovaGold Resources Inc.

The report on our audit of the consolidated financial statements of NovaGold Resources Inc. as of November 30, 2008 and for the year then ended appears in the Annual Report on Form 40-F dated February 23, 2009. That audit was conducted for the purpose of forming an opinion on those consolidated financial statements taken as a whole. The attached Supplementary Note: Reconciliation with United States Generally Accepted Accounting Principles is presented for purposes of providing additional disclosures required to comply with Item 18 of Form 20-F and should be read in conjunction with the consolidated financial statements as filed in the Annual Report on Form 40-F. Such information has been subjected to the auditing procedures applied in our audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
December 7, 2009

NovaGold Resources Inc.
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles
For the year ended November 30, 2008 and 2007

On February 23, 2009, NovaGold Resources Inc (the “Company”) released its consolidated financial statements for year ended November 30, 2008 and 2007 that had disclosed certain significant variances from U.S. GAAP as specified in Item 17 of Form 40-F. The following includes enhancement disclosures, specifically: Stock-based Compensation and itemized FAS 157 that comply with Item 18 requirements for the Shelf Prospectus filing.

Significant differences from United States accounting principles

Canadian generally accepted accounting principles (“Canadian GAAP”) vary in certain significant respects from the principles and practices generally accepted in the United States (“U.S. GAAP”). The effect of the principal measurement differences on the Company’s consolidated financial statements is quantified below and described in the accompanying notes.

	in thousands of Canadian dollars
		(Restated – note 2)
	Year ended	Year ended
	November 30, 2008	November 30, 2007
	$	$
Loss for the year reported under Canadian GAAP	(194,972)	(109,043)
Foreign exchange loss (a)	(9,695)	-
Interest and accretion expense (a)	5,821	-
Dilution gain on shares issued by subsidiary (b)	(802)	(193)
Development costs (c)	-	(34,400)
Loss and comprehensive loss for the year under U.S. GAAP	(199,648)	(143,636)
Net loss per common share – U.S. GAAP
Basic and diluted	(1.89)	(1.44)
Shareholders’ equity reported under Canadian GAAP	254,489	402,210
Cumulative adjustments to shareholders’ equity
Equity component of convertible notes (a)	(43,352)	-
Equity investment (b)	(1,472)	(670)
Foreign exchange loss (a)	(9,695)	-
Interest and accretion expense (a)	5,821	-
Development costs (c)	(73,712)	(73,712)
Shareholders’ equity under U.S. GAAP	132,079	327,828
Total assets reported under Canadian GAAP	777,185	895,685
Deferred financing costs (d)	3,291	-
Property, plant and equipment-interest capitalization (a)	3,491	-
Equity investment (b)	(1,472)	(670)
Development costs (c)	(82,656)	(82,656)
Total assets under U.S. GAAP	699,839	812,359
Total liabilities reported under Canadian GAAP	231,465	275,721
Bridge loan (d)	66	-
Convertible notes (a)	53,942	-
Future income taxes (c)	(8,944)	(8,944)
Total liabilities under U.S. GAAP	276,529	266,777
Total non-controlling interest under Canadian and U.S. GAAP	291,231	217,754

	in thousands of Canadian dollars
	Year ended	Year ended
	November 30, 2008	November 30, 2007
	$	$
Cash flows from operating activities under Canadian GAAP	(119,353)	(123,848)
Development costs (c)	-	(34,400)
Cash flows from operating activities under U.S. GAAP	(119,353)	(158,248)
Cash flows from financing activities under Canadian and U.S. GAAP	198,044	487,765
Cash flows from investing activities under Canadian GAAP	(164,383)	(372,584)
Development costs (c)	-	34,400
Cash flows from investing activities under U.S. GAAP	(164,383)	(338,184)

a)	Convertible notes

Under U.S. GAAP, convertible debt instruments are classified as debt until converted to equity, whereas under Canadian GAAP, the proceeds of the convertible debt instrument has been allocated to both debt and equity components, with the debt component being accreted over time to its face value with the interest and accretion charged earnings and capitalized to applicable property, plant and equipment or mineral properties.

Under U.S. GAAP, a value is assigned to the conversion feature only if the effective conversion rate is less than the market price of the common stock at the commitment date. No value would be assigned under U.S. GAAP to the conversion feature and thus, the entire Convertible Note is classified as debt. Accordingly, accretion expense would decrease by $2,621,000 and foreign exchange loss would increase by $9,695,000.

SFAS-34, “Interest Capitalization” provides for interest costs to be capitalized for qualifying assets under development. Under our Canadian GAAP policy, interest is capitalized only on project specific debt. The interest and accretion expense of $5,821,000, (including the $2,621,000 above), recorded under Canadian GAAP has been capitalized to assets under development under U.S. GAAP.

b)	Equity Investment in Alexco

Under U.S. GAAP, changes in the parent company’s proportionate share of subsidiary equity resulting from the additional equity raised by a subsidiary in the development stage are accounted for an equity transaction on consolidation. Under Canadian GAAP, these gains have been credited against income.

c)	Development costs

Under U.S. GAAP, the Company expenses development costs until proven and probable reserves are determined and substantially all required permits are obtained.

d)	Deferred financing costs

APB Opinion No. 21, “Interest on Receivables and Payables” requires that debt issue costs be reported in the balance sheet as deferred charges. Generally, debt issue costs are capitalized as an asset and amortized over the term of the debt. Financing costs associated with the Convertible Notes and bridge loan had been offset with the proceeds of the financing under Canadian GAAP. Under U.S. GAAP, the financing costs are set up as a long-term deferred asset and accreted over the life of the debt. The accretion amounts have been capitalized under SFAS-34 to property, plant and equipment.

e)	Stock-based Compensation

The following additional disclosures relating to stock-based compensation are required under U.S. GAAP. The aggregate intrinsic value of vested share options (the market value less the exercise value) at November 30, 2008 was $13,750 (2007 - $24,742,195). At November 30, 2008, the non-vested stock option expense not yet recognized was $2,653,523 (2007 - $2,453,674) and this expense is expected to be recognized over the next 2 years.

f)	Adoption of new accounting policies

FASB Interpretation No. 48 — Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (Accounting for Income Taxes) (“FIN 48”)

Under US GAAP effective December 1, 2007, the Company adopted the provisions of FIN 48 that prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained in audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The adoption of FIN 48 did not result in a material impact on the Company’s consolidated financial position or results of operations.

SFAS-157, “Fair Value Measurements”

In September 2006, the FASB issued SFAS-157, “Fair Value Measurements” (“SFAS-157”) to define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements. The statement only applies to fair value measurements that are already required or permitted under current accounting standards and is effective for fiscal years beginning after November 15, 2007. The Company adopted SFAS-157 for financial instruments as required for the fiscal year beginning December 1, 2007 with no material impact on its consolidated financial statements. The Company adopted SFAS-157 for non-financial assets and non-financial liabilities on December 1, 2008, as required, with no material impact on the consolidated financial statements.

SFAS-157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. The Company’s Level 1 assets include the valuation of available-for–sale investments with no trading restrictions using a market approach based upon unadjusted quoted prices for identical assets in an active market. The Company has no Level 2 assets or liabilities. The Company’s Level 3 liabilities include long-term convertible notes based on the Company’s calculations.

in thousands of Canadian dollars
	November 30, 2008 $	Quoted prices in active markets for identical assets – Level 1	Significant other observable inputs – Level 2	Significant unobservable inputs – Level 3
Available-for-sale investments	5,133	5,133	-	-
Convertible debt	(55,449)	-	-	(55,449)
Total	(50,316)	5,133	-	(55,449)

SFAS-159, “Fair Value Option for Financial Assets and Financial Liabilities”

In February 2007, FASB issued SFAS-159, “Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS- 159”), which permits entities to choose to measure various financial instruments and certain other items at fair value. The statement is effective for fiscal years beginning after November 15, 2007. The Company believes that the adoption of SFAS- 159 for the fiscal year beginning December 1, 2007 has not had a material impact on its consolidated financial statements.

g)	New accounting pronouncements

SFAS-160, “Non-controlling Interests in Consolidated Financial Statements”

In December 2007, FASB issued SFAS-160, “Non-controlling Interests in Consolidated Financial Statements” (“SFAS- 160”), which specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. Because non-controlling interests are an element of equity, increases and decreases in the parent’s ownership interest that leave control intact are accounted for as capital transactions. The statement is effective for business combinations entered into on or after December 15, 2008, and is to be applied prospectively to all non-controlling interests, including any that arose before the effective date. The Company is evaluating the impact of this new standard on the Company’s consolidated financial statements.

SFAS-165, “Subsequent Events”

In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, Subsequent Events, (“SFAS 165”). The statement is effective for financial statements ending after June 15, 2009. SFAS 165 establishes general standards of accounting for and disclosure of subsequent events that occur after the balance sheet date. Entities are also required to disclose the date through which subsequent events have been evaluated and the basis for that date. The following is a subsequent event occurred after October 13, 2009, the release date of the financial statements:

On October 14, 2009, NovaGold and certain of its directors and officers together with Hatch Ltd., the engineering firm that completed the October 2006 Galore Creek feasibility study, were named as defendants in a purported class action lawsuit commenced by a Notice of Action filed in the Ontario Superior Court of Justice in Canada. A Statement of Claim has not yet been filed. The Notice of Action alleges, among other things, that the defendants made, or were responsible for, misrepresentations in various public statements and filings made from October 25, 2006 through January 16, 2008 concerning NovaGold’s Galore Creek project, and seeks general damages in the amount of $100 million. NovaGold disputes all of these claims and believes that it has substantial and meritorious legal and factual defenses, which the Company intends to pursue vigorously.

SFAS-168, “FASB Accounting Standards Codification”

In July 2009, US GAAP switched to a completely new codification scheme aimed to simplify US GAAP accounting research. The old system was a compilation of several unrelated labeling systems and sub systems (FASB system, SEC system, etc.) that were poorly cross-referenced and as a result was difficult when researching a particular subject to know if all applicable GAAP had been found. The statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009 and will be adopted by the Company in the December 31, 2009 annual consolidated financial statements.

SFAS 141R, “Business Combinations”

In December 2007, the FASB issued a revised standard on accounting for business combinations, SFAS-141R. The statement is effective for periods beginning on or after December 15, 2008. SFAS-141R requires fair value measurement for all business acquisitions including pre-acquisition contingencies. The standard also expands the existing definition of a business and removes certain acquisition related costs from the purchase price consideration. The Company is evaluating the impact of this new standard on the Company’s consolidated financial statements.

FSP APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion”

In May 2008, FASB issued FASB Staff Position Accounting Principles Board 14-1 (“APB 14-1”), which revises the accounting treatment for convertible debt instruments that may be settled in cash upon conversion, including partial cash settlement. APB 14-1 requires the issuer to separately account for the liability and equity components of convertible debt instruments. The value assigned to the liability component would be the estimated fair value, as of the date of issuance, of similar debt without the conversion option, but including any other embedded features. The difference between the proceeds of the debt and the value allocated to the liability component would be recorded in equity. The standard is effective for periods beginning on or after December 15, 2008, and is to be applied retrospectively. The Company is evaluating the impact of APB 14-1 on the Company’s consolidated financial statements.

EITF 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock”

In June 2008, FASB Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock” (EITF 07-5”). The standard provides that an equity-linked financial instrument (or embedded feature) would not be considered indexed to the entity’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency. EITF 07-5 is effective for periods beginning on or after December 15, 2008. The Company is evaluating the impact of EITF 07-5 on the Company’s consolidated financial statements.

EITF 08-4, “Transition Guidance for Conforming Changes to EITF Issue No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios”

In June 2008, FASB Task Force provided transition guidance for conforming changes made to EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustment Conversion Rations that resulted from Issue 00-27 and Statement 150. EITF 08-4 is effective for fiscal years ending after December 15, 2008. The Company is evaluating the impact of EITF 08-4 on the Company’s consolidated financial statements.

EITF 08-6, “Equity Method Investment Accounting Considerations”

In November 2008, FASB Task Force clarified the accounting for certain transactions and impairment considerations involving equity method investments. Topics related to equity method investments include the initial carrying value of an equity method investment, impairment assessment of investees intangibles and an equity investees issuance of shares. EITF 08-6 is effective for fiscal years beginning on or after December 15, 2008. The Company is evaluating the impact of EITF 08-6 on the Company’s consolidated financial statements.